Casey’s General Stores, Inc.

One SE Convenience Blvd.

Ankeny, IA 50021

March 29, 2023

Via EDGAR Correspondence

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

Attention:	Mr. Patrick Kuhn
Mr. Doug Jones

Washington, D.C. 20549-4561

Re:	Casey’s General Stores, Inc. Form 10-K for Fiscal Year Ended April 30, 2022 Filed June 24, 2022 File No. 001-34700

Dear Mr. Kuhn and Mr. Jones,

Casey’s General Stores, Inc., an Iowa corporation (the “Company,” “Casey’s,” “we” or “us”), responds below to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”), with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended April 30, 2022 (the “Form 10-K”) filed on June 24, 2022 (File No. 001-34700), contained in your comment letter dated February 10, 2023 and March 16, 2023 (the “Comment Letter”).

For convenience of reference, each Staff comment contained in the Comment Letter dated March 16, 2023, is reprinted below in italics, numbered to correspond with the paragraph number assigned in the Comment Letter and is followed by the corresponding response of the Company.

Form 10-K for Fiscal Year Ended April 30, 2022

Management’s Discussion and Analysis of Financial Condition and Results of Operations Liquidity and Capital Resources, page 25

1.	We note your response to comment 1 and your proposed revised disclosure. We note therein the references to depreciation, amortization and deferred income taxes as factors contributing to the change in operating cash. Note these are noncash factors that do not affect cash. In regard to your disclosure in the Form 10-Q for the quarterly period ended January 31, 2023, we note the material change between periods in income taxes presented in the operating and supplemental sections of the statement of cash flows but did not note inclusion in your analysis of the impact of income taxes on operating cash flows. Note the requirement within Item 303(b) of Regulation S-K to describe the underlying reasons for material changes from period to period reflected in the financial statements, including where material changes within a line item offset one another. Please consider these items in your disclosures.

Response:

The Company respectfully acknowledges the Staff’s comment. In response, the Company will enhance its disclosure in future filings, beginning with the Company’s Annual Report on Form 10-K for the year ending April 30, 2023, as appropriate. The Company will include disclosure consistent with our response on March 3, 2023 and will provide information regarding period over period variances in operating cash to the extent it is material to changes in our cash flow statement. The Company also respectfully acknowledges the Staff’s comment regarding noncash factors that do not affect cash and in future filings will revise its disclosure to ensure discussion around noncash factors is appropriate.

Notes to Consolidated Financial Statements

Note 1. Significant Accounting Policies

Inventories, page 38

2.	We note your proposed revisions in response to comment 3. Please further expand your disclosure to discuss how you determine the value of RINs at the time transferred and recorded in cost of goods sold.

Response:

In response to the Staff’s comment, the Company will expand the proposed revisions to explicitly address how the Company determined the value of RINs at the time transferred and recorded in cost of goods sold. Specifically, the Company’s disclosure will be consistent with the example presented below:

Renewable identification numbers (“RINs”) are assigned to gallons of renewable fuels produced and are used to track compliance with the renewable fuel standard. At times, we purchase fuel components (ethanol, gasoline, biodiesel or diesel) and blend those components into a finished product in a fuel truck. This process enables the Company to take title to the RIN assigned to each gallon of ethanol or biodiesel produced. RINs are recorded as a reduction in cost of goods sold at the contracted sales price, in the period when the Company transfers the RIN. The Company does not record inventories on the balance sheet related to RINs, as they are acquired at no cost to the Company.

***

If you have any questions or comments regarding the foregoing, please do not hesitate to contact me by phone at 515-381-5705 or by email at steve.bramlage@caseys.com. We look forward to working with you on these matters.

Sincerely,

/s/ Stephen Bramlage, Jr.
Name: Stephen Bramlage, Jr.
Title: Chief Financial Officer

cc:   Katrina Lindsey, Chief Legal Officer